UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2017

Commission File Number: 001-35129

Arcos Dorados Holdings Inc.

(Exact name of registrant as specified in its charter)

Dr. Luis Bonavita 1294, Office 501

Montevideo, Uruguay, 11300 WTC Free Zone

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ARCOS DORADOS HOLDINGS INC.

TABLE OF CONTENTS

ITEM

1.	Press Release dated August 9, 2017 titled “Arcos Dorados Reports Second Quarter 2017 Financial Results”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Arcos Dorados Holdings Inc.

By:	/s/ Juan David Bastidas
	Name:	Juan David Bastidas
	Title:	Chief Legal Counsel

Date: August 9, 2017

Item 1

FOR IMMEDIATE RELEASE

ARCOS DORADOS REPORTS SECOND QUARTER 2017 FINANCIAL RESULTS

Achieved mid-teen top-line and Adjusted EBITDA growth. Delivered a strong increase in comparable sales, with positive volume trends across key markets.

Montevideo, Uruguay, August 9, 2017 – Arcos Dorados Holdings, Inc. (NYSE: ARCO) (“Arcos Dorados” or the “Company”), Latin America’s largest restaurant chain and the world’s largest McDonald’s franchisee, today reported unaudited results for the second quarter ended June 30, 2017.

Second Quarter 2017 Key Results

•	As reported consolidated revenues increased 16.2% to $798.7 million versus the second quarter of 2016. On a constant currency basis[1], consolidated revenues grew 18.3%, or 13.0% excluding Venezuela.

•	Systemwide comparable sales[1] rose 20.1% year-over-year, or 13.6% excluding Venezuela.

•	Adjusted EBITDA[1] increased 38.7% to $56.6 million compared with the prior-year quarter.

•	Consolidated Adjusted EBITDA margin expanded 120 basis points to 7.1%.

•	As reported General and Administrative (G&A) expenses decreased 10 basis points as a percentage of revenues.

•	As reported net loss was $4.1 million, compared to net income of $43.4 million in the year-ago period, which included $50.1 million from asset monetization initiatives.

“We achieved mid-teen revenue and systemwide comparable sales growth, excluding Venezuela, which drove a strong increase in our Adjusted EBITDA in the second quarter. By continuing to deliver value and an unmatched experience to our customers, we were able to drive additional restaurant traffic in most of our markets. EBITDA margin expansion totaling 120 basis points reflected operating leverage, in keeping with a streamlined cost structure and more efficient restaurant operations. Consistent with our long-term strategic vision, we are focusing on our topline drivers as we transition into our growth strategy,” said Sergio Alonso, Chief Executive Officer of Arcos Dorados.

1 For definitions please refer to page 14 of this document.

Second Quarter 2017 Results

Consolidated

Figure 1. AD Holdings Inc Consolidated: Key Financial Results (In millions of U.S. dollars, except as noted)
	2Q16 (a)	Currency Translation (b)	Constant Currency Growth (c)	2Q17 (a+b+c)	% As Reported	% Constant Currency
Total Restaurants (Units)	2,135			2,160	1.2%

Sales by Company-operated Restaurants	659.1	(13.1)	116.2	762.2	15.6%	17.6%
Revenues from franchised restaurants	28.2	(1.3)	9.5	36.5	29.2%	33.8%
Total Revenues	687.3	(14.3)	125.7	798.7	16.2%	18.3%
Systemwide Comparable Sales						20.1%
Adjusted EBITDA	40.8	-7.9	23.7	56.6	38.7%	58.2%
Adjusted EBITDA Margin	5.9%			7.1%
Net income (loss) attributable to AD	43.4	(11.5)	(36.0)	(4.1)	-109.5%	-83.0%
No. of shares outstanding (thousands)	210,625			210,881
EPS (US$/Share)	0.21			(0.02)

(2Q17 = 2Q16 + Currency Translation + Constant Currency Growth). Refer to “Definitions” section for further detail.

Arcos Dorados’ second quarter as reported revenues increased 16.2%, driven by constant currency revenue growth of 18.3%, which was partially offset by the negative impact of currency translation. The currency translation impact mainly reflected the year-over-year average depreciation of the Venezuelan bolivar and the Argentine peso, which was partially offset by the appreciation of the Brazilian real. Constant currency revenue growth reflected a 20.1% expansion in systemwide comparable sales, driven by average check growth combined with positive traffic in most markets. Consolidated average check growth was strongly impacted by Venezuela’s high inflation rates.

2

Adjusted EBITDA ($ million)

Breakdown of main variations contributing to 2Q17 Adjusted EBITDA

*Net impact of: Constant Currency Growth ($11.6 million) and Currency Translation (-$11.3 million).

Second quarter consolidated as reported Adjusted EBITDA increased 38.7%, driven by constant currency growth of 58.2%, which was supported by revenue growth and margin expansion. All four divisions delivered strong Adjusted EBITDA growth in the quarter. Brazil was the key contributor, followed by SLAD, the Caribbean division and NOLAD.

The Adjusted EBITDA margin expanded by 120 basis points to 7.1%, with margin improvements in Brazil and the Caribbean division partially offset by margin declines in NOLAD and SLAD. Efficiencies in Food and Paper (F&P) and Occupancy and Other Operating Expenses as a percentage of revenues drove the consolidated margin expansion.

As reported, consolidated G&A increased by 14.3% year-over-year. However, as a percentage of revenues it decreased 10 basis points. Importantly, G&A grew by 16.1% year-over-year on a constant currency basis versus the second quarter of 2016, which was below the estimated blended rate of inflation for the Company’s G&A.

3

Consolidated – excluding Venezuela

Figure 2. AD Holdings Inc Consolidated - Excluding Venezuela: Key Financial Results (In millions of U.S. dollars, except as noted)
	2Q16 (a)	Currency Translation (b)	Constant Currency Growth (c)	2Q17 (a+b+c)	% As Reported	% Constant Currency
Total Restaurants (Units)	2,002			2,030	1.4%

Sales by Company-operated Restaurants	650.1	12.0	82.2	744.3	14.5%	12.6%
Revenues from franchised restaurants	27.2	1.4	5.9	34.5	26.8%	21.7%
Total Revenues	677.3	13.4	88.1	778.8	15.0%	13.0%
Systemwide Comparable Sales						13.6%
Adjusted EBITDA	43.4	3.3	12.1	58.9	35.6%	28.0%
Adjusted EBITDA Margin	6.4%			7.6%
Net income (loss) attributable to AD	50.8	0.8	(48.6)	3.0	-94.2%	-95.7%
No. of shares outstanding (thousands)	210,625			210,881
EPS (US$/Share)	0.24			0.01

Excluding the Company’s Venezuelan operation, as reported revenues increased 15.0% year-over-year. The result primarily reflects constant currency revenue growth of 13.0%, coupled with a positive impact from currency translation, as the appreciation of the Brazilian real more than offset the depreciation of the Argentine peso, as well as other currencies in the Company’s territories. Constant currency revenue growth was supported by a 13.6% increase in systemwide comparable sales, driven by average check growth and positive traffic in all divisions.

Adjusted EBITDA increased 35.6% on an as reported basis, or 28.0% in constant currency terms. The Adjusted EBITDA margin expanded 120 basis points to 7.6%, mainly driven by efficiencies in F&P and Occupancy and Other Operating expenses as a percentage of revenues.

4

Non-operating Results

Non-operating results for the second quarter reflected a $15.6 million foreign currency exchange loss, versus a gain of $15.5 million last year. The depreciation of the Brazilian real and the appreciation of the Mexican peso from the previous quarter-end generated a loss related to intercompany balances. Net interest expense increased $2.3 million year-over-year to $23.0 million in the quarter, largely explained by the incurrence of certain transaction costs in connection with the debt restructuring completed in April of 2017.

The Company reported an income tax benefit of $6.0 million in the quarter, compared to an income tax expense of $14.4 million in the prior year period.

Second quarter net loss attributable to the Company totaled $4.1 million, compared to net income of $43.4 million in the same period of 2016. The result reflects lower year-over-year operating results, given that the second quarter of last year included $50.1 million from the Company’s asset monetization initiatives, combined with the aforementioned negative variance in foreign exchange results and higher net interest expenses. These factors were partially offset by a positive variance in income tax expenses.

The Company reported a loss per share of $0.02 in the second quarter of 2017, compared to earnings per share of $0.21 in the previous corresponding period. Total weighted average shares for the second quarter of 2017 were 210,881,194, as compared to 210,625,444 in the prior year quarter.

5

Analysis by Division:

Brazil Division

Figure 3. Brazil Division: Key Financial Results (In millions of U.S. dollars, except as noted)
	2Q16 (a)	Currency Translation (b)	Constant Currency Growth (c)	2Q17 (a+b+c)	% As Reported	% Constant Currency
Total Restaurants (Units)	884			910	2.9%

Total Revenues	309.4	29.3	16.2	354.9	14.7%	5.2%
Systemwide Comparable Sales						8.3%
Adjusted EBITDA	30.5	3.9	11.5	45.9	50.5%	37.7%
Adjusted EBITDA Margin	9.9%			12.9%

Brazil’s as reported revenues increased by 14.7%, supported by the 8% year-over-year average appreciation of the Brazilian real. Excluding the impact of currency translation, constant currency revenues grew 5.2% year-over-year and were negatively impacted by the refranchising of certain company-operated restaurants during the last twelve months. The shift to a greater percentage of franchised restaurants negatively impacts total revenue, as company-operated restaurant sales are replaced by rental income received from the Company’s sub-franchisees. In the quarter, total systemwide sales grew 10.5% in constant currency, while systemwide comparable sales increased 8.3%, driven by average check growth and positive traffic, despite a still soft consumer environment in the country.

Marketing activities in the quarter included the continuation of the new affordability platform “Clássicos do Dia” or “Daily Classics”, which continued to drive volume growth. Also in the quarter, the Company included Smurfs and Transformers in the Happy Meal and launched the McFlurry and McShake “Sonho de Valsa”, which contributed to growth in the Dessert category.

As reported Adjusted EBITDA increased 50.5% year-over-year and 37.7% on a constant currency basis. The Adjusted EBITDA margin expanded 300 basis points to 12.9%, mainly driven by lower F&P costs as a percentage of revenues.

6

NOLAD

Figure 4. NOLAD Division: Key Financial Results (In millions of U.S. dollars, except as noted)
	2Q16 (a)	Currency Translation (b)	Constant Currency Growth (c)	2Q17 (a+b+c)	% As Reported	% Constant Currency
Total Restaurants (Units)	516			515	-0.2%

Total Revenues	88.2	(2.8)	10.8	96.1	9.0%	12.2%
Systemwide Comparable Sales						11.1%
Adjusted EBITDA	7.8	(0.3)	0.9	8.4	7.0%	11.1%
Adjusted EBITDA Margin	8.9%			8.7%

NOLAD’s as reported revenues increased 9.0% year-over-year as constant currency growth of 12.2% more than offset negative currency translation impacts. Systemwide comparable sales increased 11.1%, driven by average check growth combined with an increase in traffic across all of the division’s markets.

Marketing activities in the quarter included the affordability platform “Combo of the Day” in Panama. Also in the quarter, the Company launched the McFlurry Hershey’s Cookies and Crème Bites in the Dessert category, among others. In Mexico, the Company continued to gain traction with the continuation of the affordability platform “McTrío 3x3” and also benefitted from a positive calendar effect with the shift of the Easter Holiday.

As reported Adjusted EBITDA increased by 7.0%, or 11.1% on a constant currency basis. The Adjusted EBITDA margin contracted 20 basis points to 8.7% in the second quarter, mainly due to higher F&P costs as a percentage of revenues, which resulted from cost increases above price increases, in keeping with the Company’s focus on protecting traffic.

7

SLAD

Figure 5. SLAD Division: Key Financial Results (In millions of U.S. dollars, except as noted)
	2Q16 (a)	Currency Translation (b)	Constant Currency Growth (c)	2Q17 (a+b+c)	% As Reported	% Constant Currency
Total Restaurants (Units)	382			386	1.0%

Total Revenues	191.0	(13.3)	54.7	232.3	21.6%	28.6%
Systemwide Comparable Sales						29.0%
Adjusted EBITDA	15.6	(1.0)	3.3	17.9	14.7%	20.9%
Adjusted EBITDA Margin	8.2%			7.7%

SLAD’s as reported revenues increased 21.6% as constant currency growth of 28.6% more than offset negative currency translation impacts resulting from the 11% year-over-year average depreciation of the Argentine peso. Systemwide comparable sales increased 29.0%, driven by the combination of average check growth and a solid increase in traffic.

Marketing activities in the quarter included the continuation of the new affordability platform “Combo del Día” and the “Antojos” campaign, based on core menu items. Also in the quarter, the Company introduced Smurfs and Transformers in the Happy Meal, and the McFlurry Toblerone in the Dessert category, among others.

Adjusted EBITDA increased 14.7% on an as reported basis and rose 20.9% in constant currency terms. The Adjusted EBITDA margin contracted 50 basis points to 7.7%, mainly driven by higher Payroll expenses, which resulted from salary increases based on prior period inflation which was above the prevailing rate in Argentina. This was partially offset by efficiencies in F&P costs as a percentage of revenues.

8

Caribbean Division

Figure 6. Caribbean Division: Key Financial Results (In millions of U.S. dollars, except as noted)
	2Q16 (a)	Currency Translation (b)	Constant Currency Growth (c)	2Q17 (a+b+c)	% As Reported	% Constant Currency
Total Restaurants (Units)	353			349	-1.1%

Total Revenues	98.7	(27.5)	44.1	115.3	16.8%	44.7%
Systemwide Comparable Sales						56.3%
Adjusted EBITDA	1.5	(11.3)	12.0	2.1	45.6%	822.5%
Adjusted EBITDA Margin	1.5%			1.8%

The Caribbean division’s as reported revenues increased 16.8%, as constant currency growth of 44.7% exceeded currency translation impacts derived from the remeasurement of the results of the Venezuelan operation at a weaker year-over-year average exchange rate. Systemwide comparable sales increased 56.3%, with inflation-driven average check growth more than offsetting a slight decrease in total traffic in the division.

Marketing activities in the quarter included the continuation of the Crispy Onion BBQ in the Signature Line and the launch of the McFlurry Pirulin in the Dessert category. Also in the quarter, the Company launched the “MyCombo” campaign in Puerto Rico and introduced Smurfs and Super Mario in the Happy Meal, among others.

As reported Adjusted EBITDA totaled $2.1 million in the second quarter, compared with $1.5 million in the prior year quarter. The Adjusted EBITDA margin expanded 30 basis points to 1.8%, mainly driven by efficiencies in Payroll and G&A expenses, which were partially offset by higher F&P costs and Occupancy and Other Operating expenses as a percentage of revenues.

9

Caribbean Division – excluding Venezuela

Figure 7. Caribbean Division - Excluding Venezuela: Key Financial Results (In millions of U.S. dollars, except as noted)
	2Q16 (a)	Currency Translation (b)	Constant Currency Growth (c)	2Q17 (a+b+c)	% As Reported	% Constant Currency
Total Restaurants (Units)	220			219	-0.5%

Total Revenues	88.7	0.2	6.5	95.4	7.5%	7.3%
Systemwide Comparable Sales						5.5%
Adjusted EBITDA	4.1	(0.0)	0.4	4.4	8.5%	9.5%
Adjusted EBITDA Margin	4.6%			4.7%

As reported revenues in the Caribbean division, excluding Venezuela, increased 7.5%, driven by constant currency growth of 7.3% and broadly stable year-over-year average exchange rates. The 5.5% expansion in comparable sales resulted from higher average check and positive traffic in the quarter.

Adjusted EBITDA totaled $4.4 million, compared to $4.1 million in the same period of 2016. The Adjusted EBITDA margin expanded 10 basis points to 4.7%, mainly driven by efficiencies in G&A and Payroll expenses, partially offset by higher Occupancy and Other Operating expenses as a percentage of revenues.

10

New Unit Development

Figure 8. Total Restaurants (eop)*
	June 2017	March 2017	December 2016	September 2016	June 2016
Brazil	910	904	902	890	884
NOLAD	515	517	517	515	516
SLAD	386	385	384	383	382
Caribbean	349	350	353	352	353
TOTAL	2,160	2,156	2,156	2,140	2,135
LTM Net Openings	25	20	15	18	15
* Considers Company-operated and franchised restaurants at period-end

The Company opened 42 new restaurants during the twelve-month period ended June 30, 2017, resulting in a total of 2,160 restaurants. Also during the period, the Company added 166 Dessert Centers, bringing the total to 2,748. McCafés totaled 316 as of June 30, 2017.

Balance Sheet & Cash Flow Highlights

Cash and cash equivalents were $237.8 million at June 30, 2017. The Company’s total financial debt (including derivative instruments) was $627.0 million. Net debt (Total Financial Debt minus Cash and cash equivalents) was $389.2 million and the Net Debt/Adjusted EBITDA ratio was 1.4x at June 30, 2017.

Net cash provided by operating activities totaled $85.0 million for the quarter, and cash provided by financing activities amounted to $4.1 million. Cash used in net investing activities totaled $24.2 million, which included $12.8 million from asset monetization proceeds less total capital expenditures of $36.6 million.

Figure 9. Consolidated Financial Ratios (In thousands of U.S. dollars, except ratios)
	June 30	December 31
	2017	2016
Cash & cash equivalents	237,797	194,803
Total Financial Debt (i)	626,953	610,170
Net Financial Debt (ii)	389,156	415,367
Total Financial Debt / LTM Adjusted EBITDA ratio	2.3	2.6
Net Financial Debt / LTM Adjusted EBITDA ratio	1.4	1.7

(i) Total financial debt includes short-term debt, long-term debt and derivative instruments.

(ii) Total financial debt less cash and cash equivalents.

11

First Half 2017

For the six months ended June 30, 2017, the Company’s as reported revenues increased by 17.4% to $1,580.2 million, largely driven by constant currency growth of 17.7%. As reported Adjusted EBITDA was $119.3 million, a 34.0% increase compared to the first half of 2016. On a constant currency basis, Adjusted EBITDA increased by 43.4%. The reported Adjusted EBITDA margin expanded by 90 basis points to 7.5%, driven by lower F&P costs, Occupancy and Other Operating expenses, and G&A as a percentage of revenues, partially offset by higher Payroll expenses.

Year-to-date consolidated net income amounted to $36.5 million, compared with net income of $59.5 million in the first half of 2016. The result reflects higher operating results in the first half of 2017, which were more than offset by a negative variance in foreign currency exchange results ($56.3 million) and net interest expenses. The Company reported an income tax expense of $16.4 million in the first half of 2017, compared to an income tax expense of $22.7 million in the prior year period.

Excluding the Venezuelan operation, the Company’s as reported revenues increased by 16.6%, and 11.2% on a constant currency basis. As reported Adjusted EBITDA rose by 30.5%, and by 17.7%, on a constant currency basis. The reported Adjusted EBITDA margin expanded by 90 basis points to 7.8%, as efficiencies in F&P costs, Occupancy and Other Operating expenses and G&A more than offset higher Payroll expenses as a percentage of revenues.

During the first half of 2017, capital expenditures totaled $65.2 million.

12

Quarter Highlights & Recent Developments

Re-Development Initiative

Since inception and through June 30, 2017, the Company has received cumulative cash proceeds of approximately $140 million from the redevelopment of certain of its properties, primarily in Mexico.

Investor Relations Contact	Media Contact
Daniel Schleiniger	MBS Value Partners
Vice President of Corporate Communications &	Katja Buhrer
Investor Relations	katja.buhrer@mbsvalue.com
Arcos Dorados	+1 917 969 3438
daniel.schleiniger@ar.mcd.com
+54 11 4711 2675
www.arcosdorados.com/ir

13

Definitions:

Systemwide comparable sales growth: refers to the change, measured in constant currency, in our Company-operated and franchised restaurant sales in one period from a comparable period for restaurants that have been open for thirteen months or longer. While sales by our franchisees are not recorded as revenues by us, we believe the information is important in understanding our financial performance because these sales are the basis on which we calculate and record franchised revenues, and are indicative of the financial health of our franchisee base.

Constant currency basis: refers to amounts calculated using the same exchange rate over the periods under comparison to remove the effects of currency fluctuations from this trend analysis.

To better discern underlying business trends, this release uses non-GAAP financial measures that segregate year-over-year growth into two categories: (i) currency translation, (ii) constant currency growth. (i) Currency translation reflects the impact on growth of the appreciation or depreciation of the local currencies in which we conduct our business against the US dollar (the currency in which our financial statements are prepared). (ii) Constant currency growth reflects the underlying growth of the business excluding the effect from currency translation.

Adjusted EBITDA: In addition to financial measures prepared in accordance with the general accepted accounting principles (GAAP), within this press release and the accompanying tables, we use a non-GAAP financial measure titled ‘Adjusted EBITDA’. We use Adjusted EBITDA to facilitate operating performance comparisons from period to period.

Adjusted EBITDA is defined as our operating income plus depreciation and amortization plus/minus the following losses/gains included within other operating income (expenses), net, and within general and administrative expenses in our statement of income: gains from sale or insurance recovery of property and equipment; write-offs and related contingencies of property and equipment; impairment of long-lived assets and goodwill; reorganization and optimization plan expenses; and incremental compensation related to the modification of our 2008 long-term incentive plan.

We believe Adjusted EBITDA facilitates company-to-company operating performance comparisons by backing out potential differences caused by variations such as capital structures (affecting net interest expense and other financial charges), taxation (affecting income tax expense) and the age and book depreciation of facilities and equipment (affecting relative depreciation expense), which may vary for different companies for reasons unrelated to operating performance. Figure 10 of this earnings release include a reconciliation for Adjusted EBITDA. For more information, please see Adjusted EBITDA reconciliation in Note 9 of our quarterly financial statements (6-K Form) filed today with the S.E.C.

14

About Arcos Dorados

Arcos Dorados is the world’s largest McDonald’s franchisee in terms of systemwide sales and number of restaurants, operating the largest quick service restaurant chain in Latin America and the Caribbean. It has the exclusive right to own, operate and grant franchises of McDonald’s restaurants in 20 Latin American and Caribbean countries and territories, including Argentina, Aruba, Brazil, Chile, Colombia, Costa Rica, Curaçao, Ecuador, French Guyana, Guadeloupe, Martinique, Mexico, Panama, Peru, Puerto Rico, St. Croix, St. Thomas, Trinidad & Tobago, Uruguay and Venezuela. The Company operates or franchises over 2,100 McDonald’s-branded restaurants with over 90,000 employees and is recognized as one of the best companies to work for in Latin America. Arcos Dorados is traded on the New York Stock Exchange (NYSE: ARCO). To learn more about the Company, please visit the Investors section of our website: www.arcosdorados.com/ir

Cautionary Statement on Forward-Looking Statements

This press release contains forward-looking statements. The forward-looking statements contained herein include statements about the Company’s business prospects, its ability to attract customers, its affordable platform, its expectation for revenue generation and its outlook and guidance for 2017. These statements are subject to the general risks inherent in Arcos Dorados’ business. These expectations may or may not be realized. Some of these expectations may be based upon assumptions or judgments that prove to be incorrect. In addition, Arcos Dorados’ business and operations involve numerous risks and uncertainties, many of which are beyond the control of Arcos Dorados, which could result in Arcos Dorados’ expectations not being realized or otherwise materially affect the financial condition, results of operations and cash flows of Arcos Dorados. Additional information relating to the uncertainties affecting Arcos Dorados’ business is contained in its filings with the Securities and Exchange Commission. The forward-looking statements are made only as of the date hereof, and Arcos Dorados does not undertake any obligation to (and expressly disclaims any obligation to) update any forward-looking statements to reflect events or circumstances after the date such statements were made, or to reflect the occurrence of unanticipated events.

15

Second Quarter 2017 Consolidated Results

(In thousands of U.S. dollars, except per share data)

Figure 10. Second Quarter & First Half 2017 Consolidated Results (In thousands of U.S. dollars, except per share data)
	For Three-Months ended		For Six-Months ended
	June 30,		June 30,
	2017	2016	2017	2016
REVENUES
Sales by Company-operated restaurants	762,221	659,076	1,507,630	1,290,089
Revenues from franchised restaurants	36,477	28,225	72,548	55,726
Total Revenues	798,698	687,301	1,580,178	1,345,815
OPERATING COSTS AND EXPENSES
Company-operated restaurant expenses:
Food and paper	(272,741)	(242,698)	(536,205)	(470,716)
Payroll and employee benefits	(168,617)	(144,859)	(334,893)	(284,011)
Occupancy and other operating expenses	(206,944)	(183,387)	(409,747)	(359,097)
Royalty fees	(38,845)	(33,603)	(77,357)	(65,699)
Franchised restaurants - occupancy expenses	(16,540)	(13,194)	(32,651)	(25,790)
General and administrative expenses	(60,844)	(53,213)	(115,747)	(101,999)
Other operating income, net	1,417	47,404	51,336	47,423
Total operating costs and expenses	(763,114)	(623,550)	(1,455,264)	(1,259,889)
Operating income	35,584	63,751	124,914	85,926
Net interest expense	(23,043)	(20,778)	(39,458)	(35,037)
Gain (Loss) from derivative instruments	(6,589)	(37)	(7,231)	(30)
Foreign currency exchange results	(15,552)	15,487	(24,111)	32,206
Other non-operating expense, net	(430)	(592)	(1,125)	(766)
Income (loss) before income taxes	(10,030)	57,831	52,989	82,299
Income tax (expense) benefit	5,987	(14,387)	(16,351)	(22,729)
Net income (loss)	(4,043)	43,444	36,638	59,570
Less: Net income attributable to non-controlling interests	(71)	(15)	(148)	(77)
Net income (loss) attributable to Arcos Dorados Holdings Inc.	(4,114)	43,429	36,490	59,493
Earnings (loss) per share information ($ per share):
Basic net income per common share	$ (0.02)	$ 0.21	$ 0.17	$ 0.28
Weighted-average number of common shares outstanding-Basic	210,881,194	210,625,444	210,796,678	210,582,170
Adjusted EBITDA Reconciliation
Operating income	35,584	63,751	124,914	85,926
Depreciation and amortization	24,440	24,403	47,892	49,590
Operating charges excluded from EBITDA computation	(3,426)	(47,350)	(53,524)	(46,505)
Adjusted EBITDA	56,598	40,804	119,282	89,011
Adjusted EBITDA Margin as % of total revenues	7.1%	5.9%	7.5%	6.6%

16

Second Quarter 2017 Results by Division

(In thousands of U.S. dollars)

Figure 11. Second Quarter & First Half 2017 Consolidated Results by Division (In thousands of U.S. dollars)
	2Q				1H
	Three-Months ended		% Incr.	Constant	Six-Months ended		% Incr.	Constant
	June 30,		/	Currency	June 30,		/	Currency
	2017	2016	(Decr)	Incr/(Decr)%	2017	2016	(Decr)	Incr/(Decr)%
Revenues
Brazil	354,939	309,436	14.7%	5.2%	714,934	598,028	19.5%	3.0%
Caribbean	115,297	98,697	16.8%	44.7%	222,515	196,286	13.4%	50.4%
NOLAD	96,126	88,171	9.0%	12.2%	180,468	173,460	4.0%	8.8%
SLAD	232,336	190,997	21.6%	28.6%	462,261	378,041	22.3%	27.8%
TOTAL	798,698	687,301	16.2%	18.3%	1,580,178	1,345,815	17.4%	17.7%

Operating Income (loss)
Brazil	32,652	18,904	72.7%	57.9%	63,959	44,360	44.2%	24.4%
Caribbean	(4,039)	(6,563)	38.5%	233.5%	(4,305)	(14,365)	70.0%	229.7%
NOLAD	7,052	48,389	-85.4%	-84.8%	58,208	50,359	15.6%	25.2%
SLAD	14,084	12,115	16.3%	23.6%	30,942	24,953	24.0%	29.4%
Corporate and Other	(14,165)	(9,094)	-55.8%	-65.8%	(23,890)	(19,381)	-23.3%	-29.8%
TOTAL	35,584	63,751	-44.2%	-28.0%	124,914	85,926	45.4%	67.6%

Adjusted EBITDA
Brazil	45,892	30,502	50.5%	37.7%	90,654	65,795	37.8%	18.9%
Caribbean	2,120	1,456	45.6%	822.5%	7,758	3,917	98.1%	613.2%
NOLAD	8,369	7,824	7.0%	11.1%	13,575	15,465	-12.2%	-10.8%
SLAD	17,881	15,595	14.7%	20.9%	38,501	32,084	20.0%	24.5%
Corporate and Other	(17,664)	(14,573)	-21.2%	-26.6%	(31,206)	(28,250)	-10.5%	-14.1%
TOTAL	56,598	40,804	38.7%	58.2%	119,282	89,011	34.0%	43.4%

Figure 12. Average Exchange Rate per Quarter*
	Brazil	Mexico	Argentina	Venezuela
2Q17	3.21	18.55	15.72	1,295.37
2Q16	3.50	18.10	14.22	453.93

* Local $ per 1 US$

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Summarized Consolidated Balance Sheets

(In thousands of U.S. dollars)

Figure 13. Summarized Consolidated Balance Sheets (In thousands of U.S. dollars)
	June 30	December 31
	2017	2016
ASSETS
Current assets
Cash and cash equivalents	237,797	194,803
Accounts and notes receivable, net	69,719	83,239
Other current assets (1)	150,589	167,148
Total current assets	458,105	445,190
Non-current assets
Property and equipment, net	872,675	847,966
Net intangible assets and goodwill	42,032	43,044
Deferred income taxes	62,381	70,446
Other non-current assets (2)	130,550	98,407
Total non-current assets	1,107,638	1,059,863
Total assets	1,565,743	1,505,053
LIABILITIES AND EQUITY
Current liabilities
Accounts payable	206,858	217,914
Taxes payable (3)	89,478	112,593
Accrued payroll and other liabilities	127,500	144,442
Other current liabilities (4)	24,327	24,620
Provision for contingencies	720	764
Financial debt (5)	16,983	47,975
Deferred income taxes	0	0
Total current liabilities	465,866	548,308
Non-current liabilities
Accrued payroll and other liabilities	26,954	23,760
Provision for contingencies	21,393	17,348
Financial debt (6)	637,446	562,195
Deferred income taxes	2,010	1,866
Total non-current liabilities	687,803	605,169
Total liabilities	1,153,669	1,153,477
Equity
Class A shares of common stock	376,728	373,969
Class B shares of common stock	132,915	132,915
Additional paid-in capital	12,395	13,788
Retained earnings	308,458	271,968
Accumulated other comprehensive losses	(418,935)	(441,649)
Total Arcos Dorados Holdings Inc shareholders’ equity	411,561	350,991
Non-controlling interest in subsidiaries	513	585
Total equity	412,074	351,576
Total liabilities and equity	1,565,743	1,505,053

(1) Includes "Other receivables", "Inventories", "Prepaid expenses and other current assets", and "McDonald's Corporation's indemnification for contingencies".

(2) Includes "Miscellaneous", "Collateral deposits", "Derivative Instrument", and "McDonald´s Corporation indemnification for contingencies".

(3) Includes "Income taxes payable" and "Other taxes payable".

(4) Includes "Royalties payable to McDonald´s Corporation" and "Interest payable".

(5) Includes "Short-term debt", "Current portion of long-term debt" and "Derivative instruments".

(6) Includes "Long-term debt, excluding current portion" and "Derivative instruments".

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